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                               QK HEALTHCARE, INC.
                                2060 Ninth Avenue
                           Ronkonkoma, New York 11779


                                 March 26, 2001


VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Jeffrey P. Riedler

         Re:      QK Healthcare, Inc.
                  Request to Withdraw Registration Statement on Form S-1 File No. 333-88769


Ladies and Gentlemen:

         In accordance with Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended (the "Securities Act"), QK Healthcare, Inc. (the "Registrant") hereby respectfully requests withdrawal of the above-referenced registration statement on Form S-1, as amended (the "Registration Statement"), with such withdrawal to be effective as of the date hereof, on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.

         The Registrant has determined, due to market conditions, not to proceed at this time with the registration and sale of the Registrant's common stock, par value $.001 par value per share (the "Common Stock"), as contemplated by the Registration Statement. The Registrant confirms that no shares of the Common Stock have been or will be issued or sold pursuant to the Registration Statement.

         The filing fee for the Registration Statement was paid by electronic wire transfer to the account of the Securities and Exchange Commission at the time of the initial filing, and the Registrant understands that such fee may be offset against the total filing fee due for a subsequent registration statement filed prior to October 12, 2004.
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         If you have any questions with respect to this letter, please call
David J. Carlson of Edwards & Angell, LLP, counsel to the Registrant at (973) 376-7700.


                                        Sincerely,

                                        QK HEALTHCARE, INC.


                                        By:  /s/ Michael W. Katz
                                             -------------------
                                        Name:    Michael W. Katz
                                        Title:   Executive Vice President and
                                                 Chief Financial Officer



cc:      Pradip Bhaumik, Esq.
         David J. Carlson, Esq.




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